UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-3A-2

STATEMENT CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
1935

SOUTHWEST GAS CORPORATION

(Exact name of registrant as specified in its charter)

California	88-0085720
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada	89193-8510
(Address of principal executive offices)	(Zip Code)

Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV 89193-8510
(name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Form U-3A-2 to:

Margaret A. Moore
Van Ness Feldman, P.C.
Seventh Floor
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

SOUTHWEST GAS CORPORATION

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (Act), and submits the following information.

1.	NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

CLAIMANT

          Southwest Gas Corporation (Southwest) is incorporated under the laws of the State of California and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Southwest is directly engaged in the business of purchasing, transporting, and distributing natural gas to 1,455,000 residential, commercial, and industrial customers in portions of Arizona, Nevada and California.

          Southwest’s operations are overseen by the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), and the California Public Utilities Commission (CPUC). These commissions regulate Southwest’s rates, practices, facilities, and service territories in Arizona, Nevada, and California. The CPUC also regulates the issuance of all securities by Southwest, with the exception of short-term borrowings. Certain accounting practices, transmission facilities, and rates are subject to regulation by the Federal Energy Regulatory Commission (FERC).

NONUTILITY SUBSIDIARIES

          Paiute Pipeline Company (Paiute), a wholly-owned subsidiary of Southwest, is a corporation incorporated under the laws of the State of Nevada and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Paiute operates a northern Nevada gas transmission system and liquified natural gas storage facilities.

          Northern Pipeline Construction Co. (Northern), a wholly-owned subsidiary of Southwest, is a corporation incorporated under the laws of the State of Nevada and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Northern is a full-service underground piping contractor, which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

UTILITY SUBSIDIARY

          Southwest proposes to acquire Black Mountain Gas Company (Black Mountain), which will become a new wholly-owned subsidiary of Southwest. Black Mountain is a corporation incorporated under the laws of the State of Minnesota, having its principal place of business at 6021 East Cave Creek Road, Cave Creek, AZ 85331. Black Mountain is a natural gas and propane utility serving retail gas customers.

          Black Mountain’s utility operations, which are regulated by the ACC, are divided into two divisions, Cave Creek and Page. The Cave Creek division is a natural gas distribution system serving the northern portion of Maricopa County. The Cave Creek division serves approximately 8,400 residential and small commercial gas customers. The Page division includes an ACC regulated propane vapor distribution system in Page, Arizona, which serves approximately 1,300 residential and small commercial customers. Black Mountain also has a non-regulated bulk propane sales operation that serves customers around Page and Cave Creek, Arizona.

          On May 24, 2002, Southwest and Xcel Energy Inc. (Xcel Energy) entered into a Stock Purchase Agreement, pursuant to which Xcel Energy agreed to sell and transfer to Southwest, and Southwest agreed to purchase from Xcel Energy, all of the issued and outstanding common stock of Black Mountain. Southwest’s acquisition of Black Mountain’s stock is subject to Xcel Energy’s request for Commission approval pursuant to section 12(d) of the Act, which is pending.

2.	A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

          Southwest’s properties consist primarily of transmission and distribution mains, compressor stations, peak shaving/storage plants, service lines, meters, and regulators which comprise the pipeline systems and facilities located in and around the communities served. These communities include most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas, northern Nevada and the Las Vegas metropolitan area, and the Lake Tahoe area and the high desert and mountain areas in San Bernardino County, California. Southwest also includes other properties such as land, buildings, furnishings, work equipment, vehicles and software systems in plant investment. The northern Nevada and northern California properties of Southwest are referred to as the northern system; the Arizona, southern Nevada, and southern California properties are referred to as the southern system. Several properties are leased by Southwest, including a liquefied natural gas storage plant on its northern Nevada system, a portion of the corporate headquarters office complex located in Las Vegas, Nevada, and the administrative offices in Phoenix, Arizona. Total gas plant, exclusive of leased property, at December 31, 2002 was $2.8 billion, including construction work in progress.

          Southwest operates two primary pipeline transmission systems: (i) the system owned by Paiute, Southwest’s nonutility subsidiary, extending from the Idaho-Nevada border to the Reno, Sparks, and Carson City areas and communities in the Lake Tahoe area in both California and Nevada and other communities in northern Nevada; and (ii) a system extending from the Colorado River at the southern tip of Nevada to the Las Vegas distribution area.

          As discussed above, Black Mountain owns a natural gas distribution system located in the northern portion of Maricopa County, Arizona, a propane vapor distribution system located in Page, Arizona, and properties related to its bulk propane sales. Black Mountain holds other properties appurtenant to its natural gas and propane operations.

3.	THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

a.	NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE) AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

Southwest sold 118,578,232 Mcf of natural gas at retail and transported 127,927,172 Mcf of natural gas. Black Mountain sold 744,500 Mcf of natural gas at retail.

b.	NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

          Southwest sold 110,253,947 Mcf of natural gas outside of the State in which it is organized, and transported 124,136,208 Mcf of natural gas outside of the State in which it is organized.

          Black Mountain sold 744,500 Mcf of natural gas outside of the State in which it is organized.

c.	NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

Southwest sold 74,389 Mcf of natural gas at wholesale outside the State in which it is organized. Black Mountain sold no natural gas at wholesale.

d.	NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

          Southwest purchased 113,943,007 Mcf of natural gas outside the State in which it is organized, or at the State line.

          Black Mountain purchased 878,000 Mcf of natural gas outside the State in which it is organized.

4.	THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS.

a.	NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

Not applicable.

b.	NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

Not applicable.

c.	TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY

5
OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

Not applicable.

d.	CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

Not applicable.

e.	IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          Not applicable.

EXHIBIT A

          A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

          The attached statements show comparative income and balance sheet information for Southwest and Black Mountain for the year ended December 31, 2002, assuming that Black Mountain was an existing subsidiary company of Southwest for that year. Black Mountain will not be a subsidiary company of Southwest until all regulatory approvals for the acquisition have been obtained and Xcel Energy and Southwest close the transaction (anticipated to occur no earlier than the fall of 2003). These numbers are provided for comparative purposes only in support of this Statement Claiming Exemption. The information is presented in non-GAAP format.

EXHIBIT B

AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM

          Not Applicable.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of September 2003.

SOUTHWEST GAS CORPORATION By: /s/ Edward A. Janov Name: Edward A. Janov Title: Vice President/Finance

Attest: /s/ Robert M. Johnson Name: Robert M. Johnson Title: Assistant General Counsel

NAME, TITLE, AND ADDRESS OF OFFICER TO WHOM NOTICES AND CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE ADDRESSED:

Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV 89193-8510

Margaret A. Moore
Van Ness Feldman, P.C.
Seventh Floor
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007

EXHIBIT A

Southwest Gas Corporation
Black Mountain Gas
Combining Statement of Income
Year Ended December 31, 2002
(Thousands of dollars)

	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Total

Operating revenues
Natural gas operating revenues	$1,115,900	$7,218	$1,123,118
Propane gas operating revenues	--	2,322 (1)	2,322
Other	--	2	2

Total operating revenues	$1,115,900	$9,542	$1,125,442

Operating expenses
Net cost of natural gas/propane sold	563,379	3,723	567,102
Operations and maintenance	264,188	2,002	266,190
Depreciation and amortization	115,175	1,080	116,255
Taxes other than income taxes	34,565	421	34,986
Other	--	256	256

Total operating expense	977,307	7,482	984,789

Operating income	138,593	2,060	140,653

Other income and (expenses)
Net interest deductions	(78,505)	(291)	(78,796)
Preferred securities distributions	(5,475)	--	(5,475)
Other income	3,108	(14)	3,094

Total other income and (expenses)	(80,872)	(305)	(81,177)

Income before income taxes	57,721	1,755	59,476

Income tax expense	18,493	751	19,244

Net Income	$39,228	$1,004	$40,232

(1)	Propane gas operating revenues of $2,322,000 is comprised of regulated propane revenues of $1,370,000 and non-regulated propane revenues of $952,000.

Southwest Gas Corporation Black Mountain Gas Combining Balance Sheet December 31, 2002 (Thousands of dollars)

	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Total

Assets
Utility Plant
Gas plant	$2,779,960	$25,990	$2,805,950
Less: accumulated depreciation	(869,908)	(7,159)	(877,067)
Acquisition adjustments	2,714	--	2,714
Construction work in progress	66,693	(4)	66,689

Net utility plant	1,979,459	18,827	1,998,286

Other Property and Investments	42,484	566	43,050

Current and Accrued Assets
Cash and cash equivalents	15,538	250	15,788
Accounts receivable, net of allowances	104,757	1,508	106,265
Accrued utility revenue	65,073	--	65,073
Deferred income taxes	224	--	224
Deferred purchased gas costs	--	--	--
Prepaids and other current assets	41,977	1,057	43,034

Total current and accrued assets	227,569	2,815	230,384

Deferred charges and other assets	40,895	771	41,666

Total Assets	$2,290,407	$22,979	$2,313,386

Capitalization, Liabilities and Deferred Credits
Capitalization
Common stock	$34,919	$3,671	$38,590
Additional paid-in capital	448,836	--	448,836
Retained earnings	73,460	9,679	83,139

Total common equity	557,215	13,350	570,565
Preferred equity	60,000	--	60,000
Long-term debt, less current maturities	1,080,297	5,886	1,086,183

Total capitalization	1,697,512	19,236	1,716,748

Current and Accrued Liabilities
Current maturities of long-term debt	--	211	211
Short-term debt	53,000	--	53,000
Accounts payable	82,870	215	83,085
Customers deposits	34,313	205	34,518
Accrued taxes	28,400	370	28,770
Income tax payable	10,968	1,337	12,305
Accrued interest	21,137	--	21,137
Deferred income taxes	--	134	134
Deferred purchased gas costs	26,718	345	27,063
Other current liabilities	28,876	926	29,802

Total current and accrued liabilities	286,282	3,743	290,025

Deferred Income Taxes and Other Credits
Deferred income taxes and investment tax credits	223,025	--	223,025
Other deferred credits	83,588	--	83,588

Total deferred income taxes and other credits	306,613	--	306,613

Total Capitalization, Liabilities and Deferred Credits	$2,290,407	$22,979	$2,313,386